FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

 Nictus Selects Magic End-to-End Enterprise Mobility Solution to Develop Mobile Apps for Thousands of Users

2.

PRESS RELEASE

Nictus Selects Magic End-to-End Enterprise Mobility Solution to Develop Mobile Apps for Thousands of Users

Nictus’ financial services division, Corporate Guarantee, to create integrated mobile apps for representatives and customers

Or Yehuda, Israel, December 12, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Nictus Ltd. has chosen Magic’s End-to-End Enterprise Mobility Solution to create integrated mobile apps for thousands of its Corporate Guarantee (South Africa) employees and customers.

Providing short-term insurance solutions, Nictus’s insurance arm, Corporate Guarantee is using Magic to create mobile apps that combine relevant data and processes from its custom CRM and Sage Accpac ERP applications. Customers will gain one-touch access to their account information where they can view and edit their profile and product portfolio. Representatives and front-line employees will be empowered with fast reliable access to comprehensive and up-to-date customer information and management dashboards.

“Ease of use and fast time-to-market has made us a long-time Magic customer. By enabling us to provide integrated mobile apps that facilitate highly personalized customer service, a key element to earning long-lasting and repeat business, Magic’s enterprise mobility solution is an important part of our growth strategy,” says Brian Brudvig, Group IT Consultant for Nictus Group. “Thanks to Magic’s multi-platform capabilities that let us leverage a single development effort to create native business apps for the most popular smartphones and tablets, we can serve the greatest number of customers securely and cost-effectively.”

“Magic’s end-to-end enterprise mobility solution, including our application development, back-end system integration, management and broad professional service capabilities, provides all the critical requirements businesses need to deploy and manage successful business apps,” said Daniel Hall, country manager of Magic Software SA. “We’re excited to enable customers, like Nictus, make the move to mobility quickly and confidently.”

About Nictus

Nictus, primary listed on the JSE (NCS) and secondary listed on the NSX (NCT), is the investment holding company of a group of companies, which retail furniture and provide financial and insurance services. The insurance division of the Nictus Group is run through Corporate Guarantee, which brings a unique approach to short term insurance through the alternative risk transfer model. For more information, visit www.nictuslimited.co.za

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Nictus Selects Magic End-to-End Enterprise Mobility Solution to Develop Mobile Apps for Thousands of Users

Exhibit 10.1